Exhibit 5.1

PARTNERSHIP CONSTITUEE SELON LE DROIT DE L’OHIO, USA
AVOCATS AU BARREAU DE PARIS
2, RUE SAINT-FLORENTIN • 75001 PARIS
TELEPHONE: (0)1.56.59.39.39 • FACSIMILE: (0)1.56.59.39.38 • TOQUE J 001
WWW.JONESDAY.COM

June 21, 2021

Nanobiotix S.A.
60, rue de Wattignies
75012 Paris, France

Re:	Registration Statement on Form S-8 filed by Nanobiotix S.A.

Ladies and Gentlemen:

We are acting as French counsel for Nanobiotix S.A. (the “Company”), a French société anonyme, in connection with the registration of (i) up to 850,000 ordinary shares, €0.03 nominal value per share, of the Company (“Ordinary Shares”) reserved for future issuance upon the exercise of stock options issuable under the 2021 stock option plan adopted by the executive board of the Company on June 21, 2021, (ii) up to 850,000 Ordinary Shares reserved for future issuance under the free share plan adopted by the executive board of the Company on June 21, 2021 and (iii) up to 850,000 Ordinary Shares reserved for future issuance upon exercise of  BSA which may be granted by the executive board of the Company upon delegation of authority from the Company's shareholders' meeting dated April 28, 2021 (the “Plans”, and such Ordinary Shares, the “Shares”).

In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of this opinion. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that the Shares that may be issued pursuant to the Plans have been duly authorized and, when issued in accordance with the Plans and against payment of due consideration therefor, will be validly issued, fully paid and non-assessable.  The term “non-assessable”, which has no recognized meaning in French law, for the purposes of this opinion means that no present or future holder of Shares will be subject to personal liability, by reason of being such a holder, for additional payments or calls for further funds by the Company or any other person after the issuance of the Shares.

We are members of the Paris bar and this opinion expressed herein is limited to the laws of Republic of France, as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction.

In rendering the opinion above, we have assumed that the Company will take no action inconsistent with the shareholders’ resolutions authorizing the Company to issue the Shares. We have also assumed, for any future awards under the Plans, that (1) the shareholders’ resolutions authorizing the Company to issue the Shares pursuant to the Plans and the applicable award agreements will be in full force and effect on the date of such awards and (2) such future awards will be approved by the Supervisory Board of the Company in accordance with applicable law and with the terms of the Plans.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement on Form S-8 filed by the Company to effect registration of the Shares to be issued and sold pursuant to the Plans under the Securities Act of 1933 (the “Act”). In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Jones Day